Modified

FORM U-13-60

ANNUAL REPORT

For the Period

Beginning January 1, 2004 and Ending December 31, 2004

To The

U.S. Securities and Exchange Commission

of

Select Energy Services, Inc.

A Subsidiary Service Company

Date of Incorporation:  June 19, 1990

State under which Incorporated:

The Commonwealth of Massachusetts

Location of Principal Executive Offices of Reporting Company

24 Prime Parkway

Natick, MA  01760

Report filed pursuant to Order dated July 27, 1990

in file number 70-7698

Name, title, and address of officer to whom correspondence concerning this report should be addressed:

Linda A. Jensen, Treasurer

Select Energy Services, Inc.

24 Prime Parkway

Natick, MA  01760

Name of Principal Holding Company Under Which Reporting

Company is Organized:

Northeast Utilities

INSTRUCTIONS FOR THE USE OF MODIFIED FORM U-13-60

1.

Number of Copies - Each annual report shall be filed in duplicate.  The company should prepare and retain at least one extra copy for itself in case correspondence with reference to the report becomes necessary.

2.

Definitions - Definitions contained in Instruction 01-8 to the Uniform System of Accounts for Mutual Service Companies and Subsidiary Service Companies, Public Utility Holding Company Act of 1935, as amended February 2, 1979 shall be applicable to words or terms used specifically within this Form U-13-60.

3.

Organization Chart - The company shall submit with each annual report a copy of its current organization chart.

LISTING OF SCHEDULES AND ANALYSIS OF ACCOUNTS

Annual Report of:  Select Energy Services, Inc.

for the Twelve Months Ended December 31, 2004

Description of the system of accounting employed by Select Energy Services, Inc.:

Select Energy Services, Inc. (“SESI”) maintains its accounting books and records on a computer network using a general ledger software package developed by BST Consultants.  SESI’s subsidiary, Select Energy Contracting Inc., maintains its records on Timberline accounting software.  Revenues and expenses are recorded on an accrual basis.  A more detailed description of SESI's accounting policies can be found in the Notes to the Financial Statements.

ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.

ACCOUNT	ASSETS AND OTHER DEBITS	AS OF DECEMBER 31
		2004	2003
		(Thousands of Dollars)
	SERVICE COMPANY PROPERTY
101	Service company property (Schedule II)	$ 33,890	$ 32,130
107	Construction work in progress (Schedule II)	-	-
	Total Property	33,890	32,130

108	Less accumulated provision for depreciation and
	amortization of service company property (Schedule III)	10,012	8,322
	Net Service Company Property	23,878	23,808

	INVESTMENTS
123	Investments in associate companies (Schedule IV)	-	-
124	Other investments (Schedule IV)	-	-
	Total Investments	-	-

	CURRENT AND ACCRUED ASSETS
131	Cash	735	1,522
134	Special deposits	20,026	32,011
135	Working funds	1	2
136	Temporary cash investments (Schedule IV)	-	-
141	Notes receivable	-	-
143	Accounts receivable	39,973	27,391
144	Accumulated provision of uncollectible accounts	-	-
146	Accounts receivable from associate companies (Schedule V)	7,334	-
152	Fuel stock expenses undistributed (Schedule VI)	-	-
154	Materials and supplies	451	330
163	Stores expense undistributed (Schedule VII)	-	-
165	Financing Fees	124	1,010
165	Prepayments	2,638	2,532
174	Miscellaneous current and accrued assets (Schedule VIII)	-	-
	Total Current and Accrued Assets	71,282	64,798

	DEFERRED DEBITS
181	Unamortized debt expense	445	485
184	Clearing accounts	-	-
186	Miscellaneous deferred debits (Schedule IX)	94,359	94,955
188	Research, development, or demonstration expenditures (Schedule X)	-	-
190	Accumulated deferred income taxes	(210)	822
	Total Deferred Debits	94,594	96,262
	TOTAL ASSETS AND OTHER DEBITS	$ 189,754	$ 184,868

ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES

SCHEDULE I - COMPARATIVE BALANCE SHEET

Give balance sheet of the Company as of December 31 of the current and prior year.

ACCOUNT	LIABILITIES AND PROPRIETARY CAPITAL	AS OF DECEMBER 31
		2004	2003
		(Thousands of Dollars)
	PROPRIETARY CAPITAL
201	Common stock issued (Schedule XI)	$ -	$ -
211	Miscellaneous paid-in-capital (Schedule XI)	24,990	25,029
215	Appropriated retained earnings (Schedule XI)	-	-
216	Unappropriated retained earnings (Schedule XI)	13,186	10,506
	Total Proprietary Capital	38,176	35,535

	LONG-TERM DEBT
223	Advances from associate companies (Schedule XII)	-	-
224	Other long-term debt (Schedule XII)	98,956	125,051
225	Unamortized premium on long-term debt	-	-
226	Unamortized discount on long-term debt-debit	-	-
	Total Long-Term Debt	98,956	125,051

	CURRENT AND ACCRUED LIABILITIES
231	Notes payable	-	-
232	Accounts payable	12,391	6,724
233	Notes payable to associate companies (Schedule XIII)	13,250	1,250
234	Accounts payable to associate companies (Schedule XIII)	2,075	2,369
236	Taxes accrued	2,917	692
237	Interest accrued	2,950	1,595
238	Dividends declared	-	-
241	Tax collections payable	206	85
242	Miscellaneous current and accrued liabilities (Schedule XIII)	18,824	9,985
	Total Current and Accrued Liabilities	52,613	22,700

	DEFERRED CREDITS
253	Other deferred credits	-	-
255	Accumulated deferred investment tax credits	-	-
	Total Deferred Credits	-	-
283	ACCUMULATED DEFERRED INCOME TAXES	9	1,582
	TOTAL LIABILITIES AND PROPRIETARY CAPITAL	$ 189,754	$ 184,868

ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES For the Year Ended December 31, 2004 SCHEDULE II - SERVICE COMPANY PROPERTY

	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	ADDITIONS	RETIREMENTS OR SALES	OTHER CHANGES(1)	BALANCE AT CLOSE OF YEAR
(Thousands of Dollars)
SERVICE COMPANY PROPERTY
Account
301	ORGANIZATION (1)	$ 21,875	$ -	$ -	$ -	$ 21,875

303	MISCELLANEOUS INTANGIBLE PLANT	-	-	-	-	-

304	LAND AND LAND RIGHTS	-	-	-	-	-

305	STRUCTURES AND IMPROVEMENTS	-	-	-	-	-

306	LEASEHOLD IMPROVEMENTS	601	6	-	-	607

307	EQUIPMENT (2)	-	-	-	-	-

308	OFFICE FURNITURE AND EQUIPMENT	4,526	1,364	-	-	5,890

309	AUTOMOBILES, OTHER VEHICLES
	AND RELATED GARAGE EQUIPMENT	1,826	353	-	(15)	2,164

310	AIRCRAFT AND AIRPORT EQUIPMENT	-	-	-	-	-

311	OTHER SERVICE COMPANY
	PROPERTY (3)	3,302	52	-	-	3,354
	SUB-TOTAL	32,130	1,775	-	(15)	33,890

107	CONSTRUCTION WORK IN
	PROGRESS (4)	-	-	-	-	-
	TOTAL	$ 32,130	$ 1,775	$ -	$ (15)	$ 33,890

(1)

PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

None

(2)

SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED.  THE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR.

Not applicable

(3)

DESCRIBE OTHER COMPANY PROPERTY:

Federal Energy Savings Performance Contracts at Fort Monroe and installation of energy efficient HVAC equipment at York County Jail.

(4)

DESCRIBE CONSTRUCTION WORK IN PROGRESS

Not Applicable

ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES For the Year Ended December 31, 2004 SCHEDULE III ACCUMULATED PROVISION FOR DEPRECIATION AND AMORTIZATION OF SERVICE COMPANY PROPERTY

	DESCRIPTION	BALANCE AT BEGINNING OF YEAR	ADDITIONS CHARGED TO ACCT 403/404	SALES	OTHER CHANGES ADD/ (DEDUCT)(1)	BALANCE AT CLOSE OF YEAR
(Thousands of Dollars)
ACCOUNT
301	ORGANIZATION	$ 3,697	$ 167	$ -	$ -	$ 3,864

303	MISCELLANEOUS INTANGIBLE
	PLANT	-	-	-	-	-

304	LAND AND LAND RIGHTS	-	-	-	-	-

305	STRUCTURES AND IMPROVEMENTS	-	-	-	-	-

306	LEASEHOLD IMPROVEMENTS	178	103	-	-	281

307	EQUIPMENT	-	-	-	-	-

308	OFFICE FURNITURE AND FIXTURES	3,126	718	-	-	3,844

309	AUTOMOBILES, OTHER VEHICLES
	AND RELATED GARAGE EQUIPMENT	989	381	-	(15)	1,355

310	AIRCRAFT AND AIRPORT EQUIPMENT	-	-	-	-	-

311	OTHER SERVICE COMPANY
	PROPERTY	332	336	-	-	668
	TOTAL	$ 8,322	$ 1,705	$ -	$ (15)	$ 10,012

(1)

PROVIDE AN EXPLANATION OF THOSE CHANGES CONSIDERED MATERIAL:

None

(2)

SUBACCOUNTS ARE REQUIRED FOR EACH CLASS OF EQUIPMENT OWNED.  THE COMPANY SHALL PROVIDE A LISTING BY SUBACCOUNT OF EQUIPMENT ADDITIONS DURING THE YEAR AND THE BALANCE AT THE CLOSE OF THE YEAR.

Not applicable

(3)

DESCRIBE OTHER COMPANY PROPERTY:

Federal Energy Savings Performance Contracts at Fort Monroe and installation of energy efficient HVAC equipment at York County Jail.

ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES
For the Year Ended December 31, 2004

SCHEDULE V - ACCOUNTS RECEIVABLE AND
ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

INSTRUCTIONS:

Complete the following schedule listing accounts from each associate company.  Where the service company has provided accommodation or convenience payments for associate companies, a separate listing of total payments for each associate company by subaccount should be provided.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
(Thousands of Dollars)

ACCOUNT 143 - ACCOUNTS RECEIVABLE FROM CLIENTS	$ 27,391	$ 39,973
TOTAL	$ 27,391	$ 39,973

ACCOUNT 146 - ACCOUNTS RECEIVABLE FROM ASSOCIATE COMPANIES

Northeast Generation Services	$ -	$ 7,334
TOTAL	$ -	$ 7,334

ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES
For the Year Ended December 31, 2004

SCHEDULE IX
MISCELLANEOUS DEFERERD DEBITS

INSTRUCTIONS: Provide detail of items in this account. Items less than $10,000 may be grouped, showing the number of items in each group.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
(Thousands of Dollars)

ACCOUNT 186 - MISCELLANEOUS DEFERRED DEBITS

Accrued Receivable for energy systems & design contracts, net
	$ 94,955	$ 94,359
TOTAL	$ 94,955	$ 94,359

ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES
For the Year Ended December 31, 2004

SCHEDULE XI
PROPRIETARY CAPITAL

OUTSTANDING CLOSE OF PERIOD
ACCOUNT NUMBER	CLASS OF STOCK		NUMBER OF SHARES AUTHORIZED	PAR OR STATED VALUE PER SHARE		NO. OF SHARES	TOTAL AMOUNT
201	COMMON STOCK ISSUED		100	$ 1.00		100	$ 100.00

INSTRUCTIONS: Classify amounts in each account with brief explanation, disclosing the general nature of transactions which give rise to the reported amounts.

DESCRIPTION					AMOUNT
(Thousands of Dollars)

ACCOUNT 211 - MISCELLANEOUS PAID-IN-CAPITAL					$ 24,990

ACCOUNT 212 - CURRENCY TRANSLATION ADJUSTMENT					-

ACCOUNT 215 - APPROPRIATED RETAINED EARNINGS					None
				TOTAL	$ 24,990

INSTRUCTIONS:

Give particulars concerning net income or (loss) during the year, distinguishing between compensation for  the use of capital owed or net loss remaining from servicing nonassociated per the General Instructions of the Uniform Systems of Accounts. For dividends paid during the year in cash or otherwise, provide rate percentage, amount of dividend, date declared and date paid.

DESCRIPTION			BALANCE AT BEGINNING OF YEAR	NET INCOME OR (LOSS)	DIVIDENDS PAID	OTHER (1)	BALANCE AT CLOSE OF YEAR
(Thousands of Dollars)
ACCOUNT 216 - UNAPPROPRIATED RETAINED EARNINGS
			$ 10,506	$ 2,680	$ -	$ -	$ 13,186
		TOTAL	$ 10,506	$ 2,680	$ -	$ -	$ 13,186

ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES
For the Year Ended December 31, 2004

SCHEDULE XII
LONG-TERM DEBT

INSTRUCTIONS:

Advances from associate companies should be reported separately for advances on notes, and advances on open account.

Names of associate companies from which advances were received shall be shown under the class and series of obligation column.

For Account 224 - Other long-term debt provide the name of creditor company or organization, terms of obligation,

date of maturity, interest rate, and the amount authorized and outstanding.

NAME OF CREDITOR	TERMS OF OBLIG. \CLASS & SERIES \OF OBLIGATION	DATE OF MATURITY	INTEREST RATE	AMOUNT AUTHORIZED	BALANCE AT BEGINNING OF YEAR	ADDITIONS	DEDUCTIONS (1)	BALANCE AT CLOSE OF YEAR
(Thousands of Dollars)
ACCOUNT 223 - ADVANCES FROM ASSOCIATE COMPANIES				$ -	$ -	$ -	$ -	$ -

ACCOUNT 224 - OTHER LONG-TERM DEBT

First Union Cap. Mkt	Certificates of Participation	8/15/2022	7.625%	$ 26,477	$ 23,949	$ -	$ (577)	$ 23,372
GE Capital	Project Secured Note	5/1/2014	9.240%	987	835	-	(52)	783
BFL Series 2002A	Certificates of Participation	10/1/2021	6.250%	12,631	12,197	-	(630)	11,567
BFL Series 2002B	Certificates of Participation	3/1/2010	5.950%	9,515	8,955	-	(1,590)	7,365
BFL Series 2003 A	Certificates of Participation	3/1/2018	6.000%	30,411	30,411	-	(1,103)	29,308
Hannie May LLC	Purchase Agreement	12/1/2026	7.690%	26,664	26,164	500	(26,664)	-
Hannie May LLC	Purchase Agreement	7/1/2021	7.370%	3,376	3,315	(11)	(3,304)	-
Hannie May LLC	Purchase Agreement	7/1/2019	6.230%	10,216	9,368	-	(32)	9,336
Hannie May LLC	Purchase Agreement	7/1/2019	6.230%	8,794	8,064	-	(27)	8,037
PFG Energy Capital	Absolute Assignment	4/1/2013	8.930%	1,850	1,793	-	(131)	1,662
First National Bank of Canadian	Absolute Assignment	7/1/2015	6.960%	925	-	885	-	885
Hannie May LLC	Purchase Agreement	1/1/2020	6.230%	7,505	-	6,641	-	6,641
TOTAL OTHER LONG-TERM DEBT				$ 139,351	$ 125,051	$ 8,015	$ (34,110)	$ 98,956

(1)

GIVE AN EXPLANATION OF DEDUCTIONS

Payments made against principal balance

ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES
For the Year Ended December 31, 2004

SCHEDULE XIII - CURRENT AND ACCRUED LIABILITIES

INSTRUCTIONS:  Provide balance of notes and accounts payable to each associate company.  Give description and amount of miscellaneous current and accrued liabilities. Items less than $10,000 may be grouped, showing the number of items in each group.

DESCRIPTION	BALANCE AT BEGINNING OF YEAR	BALANCE AT CLOSE OF YEAR
	(Thousands of Dollars)

ACCOUNT 233 - NOTES PAYABLE TO ASSOCIATE COMPANIES	$ 1,250	$ 13,250
	$ 1,250	$ 13,250

ACCOUNT 234 - ACCOUNTS PAYABLE TO ASSOCIATE COMPANIES

E.S. Boulos Company	$ -	$ 452
Northeast Utilities Service Company	898	1,032
Public Service Company of New Hampshire	1	-
Northeast Generation Services Company	1,470	591
	$ 2,369	$ 2,075

ACCOUNT 241 - TAX COLLECTIONS PAYABLE	$ 85	$ 206
	$ 85	$ 206

ACCOUNT 242 - MISCELLANEOUS CURRENT AND ACCRUED LIABILITIES

Accrued Audit Fee	$ 230	$ 25
Accrued Legal	12	35
Accrued Incentive Expense	1,328	501
Accrued Accounts Payable	2,230	11,675
Accrued Warranty Maintenance	821	699
Reserve for energy savings guarantee	300	264
Deferred Compensation	2,331	3,588
Deferred Revenue: ESPC Projects	362	189
Accrued Financing Costs	41	-
Vehicle Loans	315	2
Accrued Interest	150	-
Accrued Termination Fees	563	336
Accrued Payroll	1,272	1,489
Miscellaneous (5 Items)	30	21
	$ 9,985	$ 18,824

ANNUAL REPORT OF SELECT ENERGY SERVICES, INC.

AND SUBSIDIARIES

For the Twelve Months Ended December 31, 2004

SCHEDULE XIV

NOTES TO FINANCIAL STATEMENTS

INSTRUCTIONS:

The space below is provided for important notes regarding the financial statements or any account thereof.  Furnish particulars as to any significant contingent assets or liabilities existing at the end of the year.  Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

(1) Summary of Significant Accounting Policies

(a) General

Select Energy Services, Inc. (the “Company” or “SESI”), formerly HEC, a wholly-owned subsidiary of NU Enterprises, Inc. (“NUEI”), which is a wholly-owned subsidiary of Northeast Utilities (“NU”), provides design and energy services for engineering and installation of energy efficient equipment.  The consolidated statements of the Company include the accounts of  wholly-owned subsidiaries, Select Energy Contracting Inc., HEC/Tobyhanna Energy Project LLC, HEC/CJTS Energy Center, LLC and Reeds Ferry Supply Co., Inc.  The Company is a 50 percent member in ERI/HEC EFA-Med, LLC, which is accounted for under the equity method. Significant intercompany transactions have been eliminated in consolidation.

(b) Revenue Recognition

Revenues include amounts earned under contracts for the design and installation of energy systems and the realization of energy savings.  Certain revenues are recognized by the percentage-of-completion method as work progresses for contracts in process.  Other revenues are recognized as savings are realized by customers.  Losses on contracts are fully recognized in the period they become probable and estimable.  Revenue from affiliate projects is recognized using at cost rules consistent with Section 13 of the Public Utility Holding Act of 1935.

(c)  Depreciation

Depreciation and amortization are provided using straight-line methods over the estimated useful lives of the assets.

(2)  Short-Term Debt

The Company is a participant in the Northeast Utilities Money Pool (Pool).  As a limited participant, SESI is limited to borrowing funds provided by NU parent.  The Pool provides a more efficient use of the cash resources of the system, and reduces outside short-term borrowings.  Northeast Utilities Service Company (a wholly-owned subsidiary of NU) administers the Pool as agent for the member companies.  Borrowing based on loans from NU parent bear interest at NU parent’s cost and must be repaid based upon the terms of NU parent’s original borrowing.  At December 31, 2004 and 2003, SESI had approximately $13,250,000 and $1,250,000 in borrowings at 1.96 percent and 1.00 percent respectively, from the Pool.

(3) Long-Term Debt

In connection with several energy savings performance contracts, SESI assigned future payments from the government in return for funds to construct the projects.  The debt holders have recourse to the project assets and to the Company if the shortfall in the payments is due to non-performance by the Company under the client agreement and to the equipment installed under the client agreement.  Northeast Utilities has provided a guarantee of SESI’s performance under the BFL Series Certificates and the Hannie Mae Purchase Agreements.

(4)  Defined Contribution Plan

The Company, with the exception of Select Energy Contracting, Inc. (SECI) New Hampshire division employees, participates in NU’s 401(k) plan which covers substantially all employees.  Eligible employees may contribute up to 25 percent of their compensation to the plan, and the Company contributes up to 3 percent of each employee’s compensation.  Employees become vested in contributions after six months of employment.  SECI New Hampshire division employees participate in their own 401(k) plan which covers substantially all employees.  Eligible employees may contribute up to 25 percent of their compensation to the plan, and SECI contributes up to 4 percent of each employee’s compensation.  Employees become vested in contributions by specified percentages over a six year period.

(5)  Leases

The Company has certain non-cancelable operating leases for offices and equipment expiring at various dates through 2009 and beyond.  During 2004 and 2003, SESI charged approximately $1,375,000 and $1,233,309 respectively, in operating lease rental payments to operating expense.  Future minimum rentals payable for operating leases are as follows:

2005	$1,124,683
2006	$1,041,069
2007	$ 772,792
2008	$ 747,463
2009	$ 538,971
Thereafter	$ 709,392

6.

A.  In January 2005, NUEI moved responsibility for the management of and the financial reporting of Select Energy Contracting, Inc. and Reeds Ferry Supply Co., Inc. from SESI to another group within NUEI.  It is NUEI’s intent to transfer the ownership of SECI and Reeds Ferry to NUEI at book value.  A summary pro forma balance sheet and profit and loss statement without SECI and Reeds Ferry follows:

Pro forma Balance Sheet as of December 31, 2004
ASSETS
Cash and cash equivalents	$ 274,483
Restricted cash	20,026,430
Contracts receivable and costs in excess of billings	35,968,452
Other current assets	5,596,645
Total current assets	61,866,010

Property, plant, and equipment, net	3,394,513
Contracts receivable	73,875,390
Other noncurrent assets	16,675,926

Total other assets	93,945,829

Total Assets	$155,811,839

LIABILITIES AND STOCKHOLDER’S EQUITY
Accounts payable, accrued expenses, and accrued interest	$ 3,802,538
Billings in excess of costs
Notes payable, current	5,726,972
Due to parent	13,250,000
Total current liabilities	22,779,510
Notes payable, less current portion	93,417,360
Other noncurrent liabilities	4,356,159
Total liabilities	97,773,519
Common stock	100
Additional paid-in-capital	25,107,480
Retained earnings	10,151,230
Total stockholder’s equity	35,258,810

Total liabilities and stockholder’s equity	$155,811,839

Pro Forma Statement of Operations for the Year Ended December 31, 2004
Revenue	$111,209,674
Cost of Revenue	99,259,007
Gross Profit	11,950,667
Selling, General and Administrative Expenses	8,227,612

Operating Income	3,723,055
Interest and other income	6,240,406
Interest and other expense	(6,152,244)

Income before income taxes	3,811,217

Provision for income taxes	1,713,397

Net Income	$ 2,097,820

B.  On March 9, 2005, NU completed a comprehensive review of its competitive energy business and concluded that NUEI’s energy services businesses are not central to NU’s long-term strategy. NU will, therefore, explore ways to divest those businesses in a manner that maximizes their value.  It is NUEI’s intent to continue to operate SESI and sell it as a going-concern.  NU expects to record a charge for certain loss contingencies in the first quarter of 2005 associated with the divestiture of the energy services businesses.  Such loss contingencies could include the impairment of goodwill if expected cash flows that support the fair value are reduced significantly as a result of a change in business strategy or a decision to sell all or portions of the Company at prices less than carrying value and 2) the recognition of divestiture costs such as severance, benefit plan curtailments, and lease termination payments.  The level of the charge will depend upon a number of factors, including how the disposition of the businesses is accomplished.

ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES FOR THE YEAR ENDED DECEMBER 31, 2004

SCHEDULE XV
COMPARATIVE INCOME STATEMENT

ACCOUNT	DESCRIPTION	2004	2003
		(Thousands of Dollars)
	INCOME
457	Services rendered to associate companies	$ 11,702	$ 5,144
458	Services rendered to nonassociate companies	186,431	142,088
421	Miscellaneous income or loss	479	2,985
	Total Income	$ 198,612	$ 150,217

	EXPENSE
904	Reserve for uncollectible accounts	$ 500	$ 642
920	Salaries and wages	36,744	28,960
921	Office supplies and expenses	59,124	38,324
923	Outside services employed	84,370	62,069
924	Property insurance	407	393
925	Injuries and damages	687	500
926	Employee pensions and benefits	6,905	3,852
930.1	General advertising expenses	-	80
930.2	Miscellaneous general expenses	215	420
931	Rents	1,525	1,233
935	Maintenance of structures and equipment	419	621
403	Depreciation and amortization expense	1,687	3,948
404	Amortization - organization costs	18	25
408	Taxes other than income taxes	2,986	2,203
409	Income taxes	1,253	2,954
410	Deferred Federal Income Tax	(1,102)	88
411	Provision for deferred income taxes	151	(23)
419.04	Interest income	(6,249)	(6,632)
421.1	Gain on disposition of property	(47)	(2)
421.2	Loss on disposition of property	-	49
428	Amortize debt expenses	40	-
430	Interest on debt to associate companies	146	17
431	Other interest expense	6,153	5,924
	Total Expense	$ 195,932	$ 145,645
	Net Income	$ 2,680	$ 4,572

ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES For the Year Ended December 31, 2004

ANALYSIS OF BILLING
NON-ASSOCIATE COMPANIES
ACCOUNT 458

DESCRIPTION	TOTAL COST	EXCESS OR DEFICIENCY	TOTAL AMOUNT BILLED
		(Thousands of Dollars)

Energy Management Services	$ -	$ -	$ 94,149
Demand Side Management Services	-	-	-
Consulting Services	-	-	4,880
Mechanical Contracting	-	-	87,402
	$ -	$ -	$ 186,431

INSTRUCTIONS:

Provide a brief description of the services rendered to nonassociate company:

Energy Management Services:

Engineering and installation of energy conservation measures.

Demand Side Management Services:

Engineering and consulting services in the design, implementation, and evaluation of demand side management programs.

Consulting Services:

Other Engineering and design services.

Mechanical Contracting:

Installation of plumbing, HVAC equipment, controls and the servicing of HVAC equipment.

ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES
For the Year Ended December 31, 2004

DEPARTMENTAL ANALYSIS OF SALARIES
Account 920

NAME OF DEPARTMENT		NUMBER OF
OR SERVICE FUNCTION	SALARY EXPENSE	PERSONNEL
	(Thousands of Dollars)

ADMINISTRATION	$ 8,270	82

ENGINEERING	5,307	81

FIELD	19,525	445

MARKETING	3,642	36

TOTAL	$ 36,744	644

ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES
For Twelve Months Ended December 31, 2004

OUTSIDE SERVICES EMPLOYED
ACCOUNT 923

FROM WHO	"A"-ASSOCIATE		DESCRIPTION
PURCHASED	"NA"-NONASSOCIATE	AMOUNT	OF SERVICES
		(Thousands of Dollars)
SUBCONTRACTOR SERVICES

Abington Group	NA	$ 14,007	Mechanical Contractor
Applied Energy Management	NA	233	Mechanical Contractor
Cianbro Corporation	NA	752	Mechanical Contractor
Control Systems	NA	296	Mechanical Contractor
Control Technology	NA	271	Mechanical Contractor
Crane Environmental	NA	259	Mechanical Contractor
DL Peterson Trust	NA	718	Mechanical Contractor
DV Brown & Associates	NA	299	Mechanical Contractor
EQ Northeast	NA	411	Mechanical Contractor
ES Boulos	A	2,626	Electrical Contractor
Floyd Industrial	NA	707	Mechanical Contractor
GE Energy Network	NA	834	Mechanical Contractor
Gemma Power Supply	NA	500	Mechanical Contractor
Gibraltar Chimney	NA	452	Mechanical Contractor
H2O Applied Technologies	NA	2,989	Mechanical Contractor
Haley's Metal Shop	NA	1,605	Mechanical Contractor
Hamilton Sheet Metal	NA	693	Mechanical Contractor
I & C Engineering	NA	584	Mechanical Contractor
Johnson Controls	NA	1,417	Mechanical Contractor
Johnson Howard Associates	NA	1,939	Mechanical Contractor
JW Danforth	NA	1,764	Mechanical Contractor
KMK Insulation	NA	847	Mechanical Contractor
Mechanical Plumbing & Heat	NA	1,107	Mechanical Contractor
Northeast Generation Services	A	2,799	Plant Operations
O& G Industries	NA	7,398	Mechanical Contractor
O'Neil Mechanical Contractor	NA	604	Mechanical Contractor
Partners Communications	NA	673	Mechanical Contractor
Philip's Way	NA	2,010	Mechanical Contractor
Portland Insulation	NA	254	Mechanical Contractor
Power Measurement	NA	751	Mechanical Contractor
Robertson Air Tech International	NA	1,280	Mechanical Contractor
Roland Electric	NA	498	Electrical Contractor
RTH Mechanical	NA	241	Mechanical Contractor
Schenectady Hardware & Electric	NA	330	Electrical Contractor
Select Energy Contracting-CT	A	2,964	Mechanical Contractor
Select Energy Contracting-NH	A	435	Mechanical Contractor
Siemens Building Tech	NA	386	Mechanical Contractor
Tuthill Energy Systems	NA	1,235	Electrical Contractor
W.A. Kraft	NA	254	Mechanical Contractor
147 Vendors		7,724

TOTAL SUBCONTRACTOR SERVICES		$ 65,146

SUBCONTRACTOR SUPPLIERS

Carlson Constructions	NA	$ 848	HVAC Supplier
Carrier Corp	NA	384	HVAC Supplier
Cunningham Supply	NA	259	HVAC Supplier
Ferguson Enterprises	NA	1,014	Plumbing Supplier
Flowtech	NA	449	HVAC Supplier
FW Webb	NA	1,476	Plumbing Supplier
GE Supply	NA	300	HVAC Supplier
Graybar Electric Company	NA	523	HVAC Supplier
Independent Pipe & Supply	NA	497	Plumbing Supplier
Majestic Steel Service	NA	268	HVAC Supplier
New Haven Windustrial	NA	669	HVAC Supplier
Oxford Machinery Sales	NA	733	HVAC Supplier
RA Novia & Assoc	NA	605	HVAC Supplier
RCMS Controls	NA	280	HVAC Supplier
Rentech Boiler Systems	NA	1,040	HVAC Supplier
Solar Turbines	NA	2,191	HVAC Supplier
Steamguard	NA	488	HVAC Supplier
The Granite Group	NA	399	HVAC Supplier
The Granite Shop	NA	535	Plumbing Supplier
Thompson-Durkee Co.	NA	942	Plumbing Supplier
Trane Co	NA	2,170	HVAC Supplier
Turtle & Hughes	NA	476	HVAC Supplier
TVC Systems	NA	257	HVAC Supplier
Wesco	NA	254	HVAC Supplier
York International	NA	512	HVAC Supplier
39 Vendors		745

TOTAL SUBCONTRACTOR SUPPLIERS		$ 18,314

ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES
For Twelve Months Ended December 31, 2004

OUTSIDE SERVICES EMPLOYED
ACCOUNT 923

FROM WHO	"A"-ASSOCIATE		DESCRIPTION
PURCHASED	"NA"-NONASSOCIATE	AMOUNT	OF SERVICES

(Thousands of Dollars)
CONSULTING SERVICES
Joseph Loring & Associates	NA	$ 141
NK Engineers	NA	492
Eleven Vendors	NA	175
SUBTOTAL CONSULTING SERVICES		$ 808

LEGAL SERVICES
Seven Vendors	NA	$ 69
SUBTOTAL LEGAL SERVICES		$ 69

OTHER PROFESSIONAL SERVICES
One Vendor	NA	$ 33
SUBTOTAL OTHER PROFESSIONAL SERVICES		$ 33

TOTAL OUTSIDE SERVICES EMPLOYED		$ 84,370

ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES
For the Year Ended December 31, 2004

MISCELLANEOUS GENERAL EXPENSES
ACCOUNT 930.2

INSTRUCTIONS:

Provide a listing of the amount included in Account 930, "Miscellaneous General Expenses," classifying such expenses according to their nature.  Payments and expenses permitted by Section 321(b)(2) of Federal Election Campaign Act, as amended by Public Law 94-283 in 1976 (2 U.S.C. Section 441(b)(2)) shall be separately classified.

DESCRIPTION	AMOUNT
(Thousands of Dollars)

Utilities	$ 63
Miscellaneous	70
Recruiting	82
TOTAL	$ 215

ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES
For the Year Ended December 31, 2004

RENTS
ACCOUNT 931

INSTRUCTIONS: Provide a listing of the amount included in "Rents," classifying such expenses by major groupings of property, as defined in the account definition of the Uniform System of Accounts.

TYPE OF PROPERTY		AMOUNT
(Thousands of Dollars)

Office space		$ 1,418
Equipment rental		107
	TOTAL	$ 1,525

ANNUAL REPORT OF SELECT ENERGY SERVICES, INC. AND SUBSIDIARIES
For the Year Ended December 31, 2004

TAXES OTHER THAN INCOME TAXES
ACCOUNT 408

INSTRUCTIONS:

Provide an analysis of Account 408, "Taxes Other Than Income Taxes."  Separate the analysis into two groups:   (1) Other than U.S. Government taxes, and  (2) U.S. Government taxes.  Specify each of the various kinds of taxes and show the amounts thereof.  Provide a subtotal for each class of tax.

KIND OF TAX		AMOUNT
	(Thousands of Dollars)
(1) Other Than U.S. Government Taxes:

City & County Taxes		$ 13
State Franchise Taxes		2
State Unemployment Taxes		304
Sub-Total		$ 319

(2) U.S. Government Taxes:

Employer's FICA Taxes		$ 2,624
Federal Unemployment Taxes		43

Sub-Total		2,667
	TOTAL	$ 2,986

ANNUAL REPORT OF SELECT ENERGY SERVICES, INC.

For the Twelve Months Ended December 31, 2004

SCHEDULE  XVIII

NOTES TO STATEMENT OF INCOME

INSTRUCTIONS:

The space below is provided for important notes regarding the statement of income or any account thereof.  Furnish particulars as to any significant increases in services rendered or expenses incurred during the year.  Notes relating to financial statements shown elsewhere in this report may be indicated here by reference.

See Notes to Financial Statements on pages 14 through 14E.

Select Energy, Services, Inc.

James Redden, PE

President

Al Barone

Vice President:

SECI - CT

Joseph Bellefeuille

Vice President;

SECI - NH

Linda Jensen

Vice President

Finance

Michael Casssella

Director

Anthony Colonnese, EIT

Director of Engineering Services

ANNUAL REPORT OF:  SELECT ENERGY SERVICES,  INC.

SIGNATURE CLAUSE

Pursuant to the requirements of the Public Utility Holding Company Act of 1935 and in accordance with release numbers 22719, and order numbers File No. 70-7698, the undersigned company has duly caused this report to be signed on its behalf by the undersigned officer thereunto duly authorized.

Select Energy Services, Inc. and Subdiaries
(Name of Reporting Company)

By:	/s/ Linda A. Jensen
(Signature of Signing Officer)

Linda A. Jensen, Vice President - Finance, Treasurer and Clerk
(Printed Name and Title of Signing Officer)

Date:  April 26, 2005